UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a Material Event sent to the Superintendencia de Valores y Seguros de Chile on February 23, 2010.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

MATERIAL EVENT

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.
(SQM S.A.)
Inscription N. 184

Santiago, February 23, 2010

Mr. Guillermo Larraín R.
Superintendent
Superintendent of Securities and Insurance
Avda. Lib. Bernardo O'Higgins N°1449, 1st Floor
Santiago

Dear Mr. Superintendent:

In compliance with articles 9 and 10 of Law No. 18.045 and with the indications of the Superintendency set forth in the Rule of General Character Nº30 issued on November 10, 1989 and its subsequent modifications, I hereby inform you as a Material Event that the Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) unanimously agreed in an extraordinary session held on February 22, 2010 to suspend operations at the El Toco and Pampa Blanca mining facilities.

The decision to suspend operations was made by the Board of Directors as a response to decreased global demand for nitrates and iodine. Demand for these two businesses was significantly affected by the financial crisis that began in the fourth quarter of 2008. As a result, lower sales volumes registered during the last 15 months have translated into a significant increase in SQM’s nitrate and iodine inventories.

As a consequence of the suspension of these operations, total SQM nitrate production for 2010 should decline slightly with respect to 2009. Sodium nitrate production will decline as a result of the suspension of the El Toco mining operations. This lower production will be partially offset by the start-up – during the second semester of 2010 – of the new potassium nitrate plant located in Coya Sur.

Regarding iodine, we estimate that 2010 production should fall approximately 20% compared to the previous year. As a result, production volumes for 2010 should be similar to those recorded in 2008.

SQM El Trovador 4285, Piso 6 Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

In light of these circumstances, the Board of Directors determined the suspension of both of the mentioned operations to be necessary. The Board of Directors considered that even in the event of an increase in demand for nitrates and iodine, at rates higher than those currently projected, the current level of inventories and the installed production capacity would allow SQM to respond quickly and efficiently to possible higher demand.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

cc:	Bolsa de Comercio de Santiago Bolsa de Valores S.A.
Bolsa de Corredores Bolsa de Valores S.A.
Bolsa Electrónica de Chile Bolsa de Valores S.A.
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SQM El Trovador 4285, Piso 6 Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: February 23, 2010